Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Private Placement Financing

Vancouver, BC – November 24, 2010: Petaquilla Minerals Ltd. (the “Company”) is pleased to announce that, subject to all applicable regulatory approvals including that of the Toronto Stock Exchange, it has negotiated a non-brokered private placement of 30,000,000 units at a price of $1.00 per unit for gross proceeds in the amount of Canadian $30,000,000. Each unit will consist of one common share and one share purchase warrant, where each full warrant entitles the holder to purchase one additional common share of the Company for a period of three years at a price of $1.45 per share.

The Company will apply to list the warrants for trading on the Toronto Stock Exchange, subject to meeting listing requirements.

All securities purchased under the private placement will be subject to a four-month plus one day hold period. Finders’ fees in the form of 5% cash and finders options equal to 5% of the number of units issued in the placement will be paid in connection with the private placement. Each finders option will entitle the holder to acquire one unit at a price of $1.00 per unit for a period of three years from closing of the private placement.

The full amount of the proceeds of the private placement in combination with available capital will be used to redeem 100% of the Company’s remaining secured notes balance.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. Anticipated throughput for the project during the first year of commercial production is estimated to be 2,200 tonnes per day. Commercial production commenced January 8, 2010. The Molejon mine site is located in the south central area of the Company’s 100% owned 842 square kilometre concession lands, a region known historically for gold content.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Executive Chairman of the Board

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.